UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc - (the "Company")

Notification of PDMRs' Interests

Management Incentive Plan

In 2017, the Company established the Pearson Management Incentive Plan (the "MIP"). Its purpose is to link senior management's short- and long-term reward with Pearson's financial performance and its progress against key strategic objectives. The MIP may settle awards with market purchased shares, but not newly issued or treasury shares. Executive Directors may not participate in the MIP.

On 1 April 2019, the Company made a grant of restricted shares to members of the Pearson Executive under the MIP. The number of shares granted is based on performance in the 2018 financial year and the share price on 1 March 2019. The awards will vest on 31 March 2022. Two-thirds of these shares remain subject to the Company meeting a minimum performance underpin based on Pearson's earnings per share in 2021 and one-third of these shares are subject to continued employment to the vesting date only.

The following notifications, made in accordance with the requirements of the EU Market Abuse Regulation, give further detail.

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Tim Bozik
2	Reason for the notification
a)	Position/status	President, Global Product
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Grant of restricted shares awarded under the Management Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: N/A	89,463
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 89,463 shares Aggregated price: N/A
e)	Date of the transaction	1 April 2019
f)	Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Rod Bristow
2	Reason for the notification
a)	Position/status	President, UK and Core Markets
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Grant of restricted shares awarded under the Management Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: N/A	61,992
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 61,992 shares Aggregated price: N/A
e)	Date of the transaction	1 April 2019
f)	Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kevin Capitani
2	Reason for the notification
a)	Position/status	President, North America
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Grant of restricted shares awarded under the Management Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: N/A	75,663
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 75,663 shares Aggregated price: N/A
e)	Date of the transaction	1 April 2019
f)	Place of the transaction	N/A
1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Jonathan Chocqueel-Mangan
2	Reason for the notification
a)	Position/status	Chief Strategy Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Grant of restricted shares awarded under the Management Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: N/A	55,066
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 55,066 shares Aggregated price: N/A
e)	Date of the transaction	1 April 2019
f)	Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Giovanni Giovannelli
2	Reason for the notification
a)	Position/status	President Growth Markets
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Grant of restricted shares awarded under the Management Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: N/A	83,217
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 83,217 shares Aggregated price: N/A
e)	Date of the transaction	1 April 2019
f)	Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Albert Hitchcock
2	Reason for the notification
a)	Position/status	Chief Technology and Operations Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Grant of restricted shares awarded under the Management Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: N/A	75,099
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 75,099 shares Aggregated price: N/A
e)	Date of the transaction	1 April 2019
f)	Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bjarne Tellmann
2	Reason for the notification
a)	Position/status	General Counsel and Chief Legal Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Grant of restricted shares awarded under the Management Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: N/A	63,726
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 63,726 shares Aggregated price: N/A
e)	Date of the transaction	1 April 2019
f)	Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Anna Vikström Persson
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Grant of restricted shares awarded under the Management Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: N/A	50,477
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 50,477 shares Aggregated price: N/A
e)	Date of the transaction	1 April 2019
f)	Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bob Whelan
2	Reason for the notification
a)	Position/status	President, Pearson Assessments
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Grant of restricted shares awarded under the Management Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: N/A	68,724
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 68,724 shares Aggregated price: N/A
e)	Date of the transaction	1 April 2019
f)	Place of the transaction	N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:02 April 2019
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary